Exhibit I Required by Item 8 of Schedule 13G

            Identification and Classification of Members of the Group

         Credit Lyonnais is a French societe anonyme with a registered office located at 18, rue de la Republique, 69002 Lyon, France. It is registered with the Lyon Registry of Companies under number 954 509 741. Credit Lyonnais is 99.86% held by the Credit Agricole Group and controlled by Credit Agricole S.A., which holds 94.82% of Credit Lyonnais' shares.

         Credit Agricole S.A. is a French societe anonyme with a registered office located at 91-93 boulevard Pasteur, 75015 Paris, France. It is registered with the Paris Registry of Companies under number 784 608 416 and is the lead bank of the Credit Agricole Group.